Exhibit 99.10

OrangeKloud Technology Inc. Announces

Closing of $13.1 Million Initial Public Offering

SINGAPORE, July 26, 2024 – OrangeKloud Technology Inc. (“ORKT” or “the Company”) today announced the closing of its previously announced initial public offering of an aggregate 2,750,000 Class A Ordinary Shares (“the Offering”) at a price of $4.75 per share (“the Offering Price”) to the public, for a total of approximately US$13.1 million of gross proceeds to the Company, before deducting underwriting discounts and offering expenses. The shares began trading on the NASDAQ Capital Market on July 25, 2024, under the symbol “ORKT.” In addition, the Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 412,500 Class A ordinary shares at the Offering Price, representing 15% of the Class A ordinary shares sold in the Offering (“the Overallotment”).

Assuming that the Overallotment is exercised, the Company is expected to receive gross proceeds amounting to approximately US$15.0 million before deducting underwriting discounts and commissions and estimated offering expenses.

Maxim Group, LLC (“Maxim”) is the sole Book-Running manager for the offering. Loeb & Loeb LLP, Bird & Bird ATMD LLP and Harney Westwood & Riegels Singapore LLP are acting as U.S., Singapore, and Cayman Islands legal counsel to the Company, respectively, and Pryor Cashman LLP is acting as U.S. legal counsel to Maxim for the Offering.

The Offering and resale registration statement is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-277162), as amended, declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 24, 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Maxim Group, LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by phone at +1 (212) 895-3500, or by email at syndicate@maximgrp.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

About OrangeKloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. There is a suite of eMOBIQ® mobile applications designed to digitalize and streamline business processes in operations including warehousing, sales order processing, delivery and manufacturing. Customers of eMOBIQ® comes from various industries including food manufacturing and food service industry, precision engineering, construction, retail, energy, and warehouse management sectors .

Contacts

OrangeKloud Technology Inc. Investor Relations Contact:

1 Yishun Industrial Street 1 #04-27/28 & 34 Aposh Building Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com